ARTICLES SUPPLEMENTARY
TO THE
ARTICLES OF INCORPORATION
OF
HOMESTEAD FUNDS, INC.

Pursuant to Section 2-208 *et seq.* of the Maryland General Corporation Act and as authorized by resolution of its Board of Directors, Homestead Funds, Inc. (the "Corporation") hereby files these Articles Supplementary to its Articles of Incorporation.

1. Pursuant to the authority contained in Paragraphs A and B of Article FIFTH of the Articles of Incorporation of the Corporation. authorized and unissued shares of stock of the Corporation are classified in a class consisting of two hundred fifty million (250,000,000) shares, par value $.01 per share, as follows:

Class	Number of Shares
Short-Term Government Securities Fund	250,000,000

2. Each share of stock in the class of the Short-Term Government Securities Fund shall have the same preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption specified in Paragraph E of Article FIFTH of the Corporation's Articles of Incorporation, as may be amended from time to time.

IN WITNESS WHEREOF, these Articles Supplementary have been signed and acknowledged below by the President and attested to by the Secretary of the Corporation on this 22nd day of November, 1994.

Anthony C. Williams, President

ATTEST:

Peter R. Morris, Secretary

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I, Catherine M. Blushi, Assistant Secretary to the Corporation. being duly sworn, do hereby verify that the above Articles Supplementary were approved by unanimous action of the Board of Directors of the Corporation at a meeting held November 22, 1994 and do hereby verify the matters and facts set forth in the Articles Supplementary with respect to authorization and approval.

Catherine M. Blushi

Catherine M. Blushi
Assistant Secretary